BlackRock MuniYield California Fund, Inc. (“MYC”)

77D  Policies with respect to security investments

Effective July 1, 2013, MYC no longer restricts its investments to long-term municipal obligations that are rated investment grade at time of purchase; instead MYC may invest up to 20% of its total assets in securities rated below investment grade or deemed equivalent at time of purchase.